EXHIBIT 99.1

                                 [RETALIX LOGO]

                                    NEWS RELEASE


For media information         For investor information    International Contact
Neil McGlone                  Allan E. Jordan             Motti Gadish
Michael A. Burns & Associates The Global Consulting Group Retalix Ltd.
+1-214-521-8596               +1-646-284-9400             +972-9-776-6677
nmcglone@mbapr.com            ajordan@hfgcg.com
                                                      Motti.Gadish @retalix.com

                      China's HomeBuy Selects Retalix POS,
                       Headquarters and Loyalty Solutions


     Ra'anana, Israel; June 11, 2007 - Retalix(R) Ltd. (NasdaqGS: RTLX), a global provider of enterprise-wide software solutions for retailers and distributors, announced today that HomeBuy Houseware Inc., one of China's leading home furnishing and do-it-yourself (DIY) retailers, has selected Retalix solutions to automate, optimize and synchronize its rapidly growing retail operations.

     HomeBuy operates 60 stores in Shanghai and Eastern China. The stores offer a variety of housewares, hardware, materials and garden supplies. The chain plans to open more than 400 stores in the coming five years.

     HomeBuy will install a synchronized retail solution from Retalix, which includes Retalix StoreLine point-of-sale (POS) and back-office applications at the stores, pre-integrated with Retalix HQ StoreLine and Retalix Loyalty and Promotions at the chain's headquarters.

      "We selected Retalix because we needed a retail management solution that can help us maintain a leading position in the intense competition in China's home furnishings market," said Lorence Ye, Operations Director of HomeBuy. "The on-line synchronization between Retalix's point-of-sale solution and the headquaters, loyalty and promotions management system, enables us to respond faster to customers' expectations and thus improve customer retention and satisfaction levels."

     "Our partnership with HomeBuy is an important step in the implementation of our strategy to expand our business in China," said Barry Shaked, president and CEO of Retalix. "Our proven experience in Asia and the flexbility of our solutions position Retalix as a significant player in this rapidly growing retail market."

     Retalix's partner in China, Shanghai-based Rinpak Technology Ltd., will provide domestic integration and support services to HomeBuy.

      About Retalix

     Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With over 40,000 sites installed across more than 50 countries, Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through 1,500 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix , please visit www.retalix.com.

     Retalix, Retalix StoreLine, Retalix HQ and Retalix Loyalty are either registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

     Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2005, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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